Exhibit 99.1

LGHL Completes Initial HYPE Purchase Following the First Closing under $600 Million Facility

June 26, 2025, Singapore — Lion Group Holding Ltd. (Nasdaq: LGHL) (“LGHL” or the “Company”) today announced it has completed an initial acquisition of Hyperliquid (HYPE) tokens, marking the first strategic purchase under the Company’s previously announced HYPE treasury initiative.

●	Acquired HYPE tokens for $2 million at an average price of approximately $37.30 per token

●	Plans to make additional purchases of HYPE, Solana (SOL), and Sui (SUI)

“This marks the first step in our commitment to building a next-generation layer-1s treasury,” stated Wilson Wang, CEO of LGHL. “HYPE represents a foundational execution-first asset in decentralized finance. We view it as core infrastructure in the evolution of capital markets and intend to participate deeply in its ecosystem.”

The HYPE purchase follows the first closing of $11 million in principal amount under the Company’s $600 million convertible debenture facility. LGHL intends to make additional HYPE, SOL, and SUI purchases using a significant portion of net proceeds from the first closing.

Under the terms of the facility, at least 75% of the net proceeds from each subsequent closing will be allocated to token acquisitions for the Company’s treasury reserve, with the remainder to be used for broader crypto operations, on-chain initiatives, and working capital.

LGHL will provide periodic updates as it expands its treasury reserve.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com